                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No. ___)

                               SUPPORT.COM, INC.
                               -----------------
                               (Name of Issuer)

                        Common Stock, par value $.0001
                        ------------------------------
                        (Title of Class of Securities)

                                  868587 10 6
                                  -----------
                                (CUSIP Number)

                               December 31, 2000
                               -----------------
              (Date of Event which Requires Filing of Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ]  Rule 13d-1(b)

     [ ]  Rule 13d-1(c)

     [X]  Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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  CUSIP NO. 868587 10 6

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      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

      Radha R. Basu
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States
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                          SOLE VOTING POWER
                     5
     NUMBER OF            250,000 shares*

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          1,430,189 shares, all of which are directly held by
     OWNED BY             Anudip Limited Partnership. Ms. Basu is a general
                          partner of Anudip Limited Partnership.**
       EACH        -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
    REPORTING        7
                          250,000 shares*
      PERSON
                   -----------------------------------------------------------
       WITH               SHARED DISPOSITIVE POWER
                     8
                          1,430,189 shares, all of which are directly held by
                          Anudip Limited Partnership. Ms. Basu is a general
                          partner of Anudip Limited Partnership.**
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,680,189 shares
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      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      5.1%
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      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      IN
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*Consists of 161,469 shares which are subject to a right of repurchase by
Support.com, Inc., which right lapses over time.

**Consists of 923,664 shares, which are subject to a right of repurchase by Support.com, Inc., which right lapses over time.

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Item 1(a) Name of Issuer:

     Support.com, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

     575 Broadway, Redwood City, California 94063

Item 2(a) Name of Person Filing:

     Radha R. Basu

Item 2(b) Address of Principal Business Office or, if none, Residence:

     575 Broadway, Redwood City, California 94063

Item 2(c) Citizenship:

     United States

Item 2(d) Title of Class of Securities:

     Common Stock, $.0001 par value

Item 2(e) CUSIP Number:

     868587 10 6

Item 3.   If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

     (a)  Broker or Dealer registered under Section 15 of the Act
     (b)  Bank as defined in section 3(a) (6) of the Act
     (c)  Insurance Company as defined in section 3(a) (19) of the Act
     (d) Investment Company registered under section 8 of the Investment Company Act
     (e)  Investment Adviser in accordance with Section 240.13d-1(b)(1)(ii)(E)
     (f)  An employee benefit plan or an endowment fund in accordance with
          Section 240.13d-1(b)(1)(ii)(F)
     (g) Parent holding company or control person in accordance with Section 240.13d-1(b)(ii)(G)
     (h) A saving association as defined in Section 3(b) of the Federal Deposit Insurance Act
     (i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
     (j)  Group, in accordance with Section 240.13d-1(b)(ii)(J)

     Not applicable.

Item 4.   Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned: 1,680,189 shares of Common Stock

     (b) Percent of class: 5.1%. The calculation of percentage of beneficial ownership was derived from the Issuer's Quarterly Report on Form 10-Q for the period ending September 30, 2000, filed with

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          the Commission on November 13, 2000, in which the Issuer stated that the number of shares of Common Stock outstanding as of November 13, 2000 was 33,241,684.

     (c)  Number of shares as to which the person has:

          (i) Sole power to vote or to direct the vote: 250,000 shares, which includes 161,469 shares subject to a right of repurchase by Support.com, Inc., which right lapses over time.

          (ii) Shared power to vote or to direct the vote: 1,430,189 shares, all of which are directly held by Anudip Limited Partnership and which includes 923,664 shares subject to a right of repurchase by Support.com, Inc., which right lapses over time. Ms. Basu is a general partner of Anudip Limited Partnership.

          (iii) Sole power to dispose or to direct the disposition of: 250,000 shares, which includes 161,469 shares subject to a right of repurchase by Support.com, Inc., which right lapses over time.

          (iv) Shared power to dispose or to direct the disposition of:
     1,430,189 shares, all of which are directly held by Anudip Limited Partnership and which includes 923,664 shares subject to a right of repurchase by Support.com, Inc., which right lapses over time. Ms. Basu is a general partner of Anudip Limited Partnership.

Item 5. Ownership of Five  Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than
five percent of the class of securities, check the following [    ].

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

     Not applicable.

Item 8.   Identification and Classification of Members of the Group

     Not applicable.

Item 9.   Notice of Dissolution of Group

     Not applicable.

Item 10.  Certifications

     Not applicable.

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Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  February 13, 2001.



                                       By /s/ Radha R. Basu
                                          --------------------------------------
                                          Radha R. Basu